

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 6, 2006

Mark A. Katsumata
Chief Financial Officer
2101-885 West Georgia Street
Vancouver, B. C. Canada V6C 3E8

> **Re:** **International Uranium Corporation**
> **Form 20-F for Fiscal Year Ended September 30, 2005**
> **Filed December 28, 2005**
> **Response Letter Dated May 31, 2006**
> **File No. 0-24443**

Dear Mr. Mark A. Katsumata:

　　We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended September 30, 2005

Financial Statements

General

1.　　Please include your acknowledgements in your next response letter, as previously requested, to the items as set-forth in the paragraphs following our comments.

Note 5 Long Term Investments, page F-11

2.   We note your response to prior comment one and continue to believe that further
        revision to your disclosure is necessary regarding your write-down of your
        mineral properties. Although we note your disclosure in your management's
        discussion and analysis, we are unable to agree that such disclosure appropriately
        substitutes for the required note disclosures to your stand alone financial
        statements. As previously requested, please expand your note disclosures to
        include the required information set forth in paragraph 24 of Section 3063 of
        CICA Handbook, including a description of the impaired long-lived asset and the
        facts and circumstances leading to the impairment, such as the factors leading to
        your conclusion that you would no longer pursue the option on the Shiveen Gol
        Property. Additionally, indicate the method or methods for determining fair value
        of the impaired long-lived asset, for example quoted market price, prices for
        similar assets, or a description of another valuation technique used.

Note 24 Material Differences Between Canadian and U.S. GAAP, page 24

Long Term Investments

3.   We note your response to prior comment two and are unable to agree with your
        conclusion that the exchange of your Mongolian exploration properties for an
        additional interest in Fortress is within the scope of APB 29. In this regard
        paragraph 4.e of APB 29 specifically scopes out a transfer of assets to an entity in
        exchange for an equity interest in that entity.   Please contact us at your earliest
        convenience to discuss.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief